January 2025

Preliminary Pricing Supplement No. 5,999

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 21, 2025

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Fully and Unconditionally Guaranteed by Morgan Stanley

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement and prospectus, as supplemented and modified by this document. At maturity, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount, if any, based on the value of the underlying index on the determination date. The notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

The underlying index represents Canadian large capitalization securities, with a view to matching the sector balance of the S&P/TSX Composite Index. For more information about the underlying index, see “Annex A — S&P/TSX 60 Index” beginning on page 13.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	January 23, 2025
Original issue date:	January 28, 2025 (3 business days after the pricing date)
Maturity date:	January 27, 2028
Interest:	None
Underlying index:	S&P/TSX 60 Index
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

$1,000 + supplemental redemption amount, if any.

The payment due at maturity will not be less than $1,000 per note, regardless of the performance of the underlying index.

Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	At least 131%. The actual participation rate will be determined on the pricing date.
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	January 24, 2028, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61777RG98
ISIN:	US61777RG984
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	Approximately $970.70 per note, or within $25.00 of that estimate. See “Investment Summary” beginning on page 2.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us
Per note	$1,000	$20(1)
$1(2)	$979(3)
Total	$	$	$

(1)Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $20 for each note they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

(2)Reflects a structuring fee payable to selected dealers by the agent or its affiliates of $1 for each security.

(3)See “Use of proceeds and hedging” on page 11.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying product supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Additional Terms of the Notes” and “Additional Information About the Notes” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

 Product Supplement for Equity-Linked Notes dated November 16, 2023   Prospectus dated April 12, 2024

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Investment Summary

Market-Linked Notes

The Market-Linked Notes due January 27, 2028 Based on the Value of the S&P/TSX 60 Index (the “notes”) offer at least 131% participation in the positive performance of the underlying index. The notes provide investors:

￭an opportunity to gain exposure to the S&P/TSX 60 Index

￭the repayment of principal at maturity, subject to our creditworthiness

￭at least 131% participation in any appreciation of the underlying index over the term of the notes

￭no exposure to any decline of the underlying index if the notes are held to maturity.

At maturity, if the underlying index has depreciated or has not appreciated at all, you will receive the stated principal amount of $1,000 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	Approximately 3 years
Participation rate:	At least 131%. The actual participation rate will be determined on the pricing date.
Interest:	None

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000. We estimate that the value of each note on the pricing date will be approximately $970.70, or within $25.00 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

January 2025 Page 2

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity, subject to our creditworthiness. They are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo yield in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any, based on the performance of the underlying index.

Repayment of Principal

The notes offer investors at least 131% upside exposure to the performance of the underlying index, while providing for the repayment of principal in full at maturity, subject to our creditworthiness. The actual participation rate will be determined on the pricing date.

Upside Scenario

The underlying index increases in value, and, at maturity, the notes pay the stated principal amount of $1,000 plus at least 131% of the appreciation of the underlying index. The actual participation rate will be determined on the pricing date. There is no limitation on the appreciation potential.

Par Scenario	The underlying index declines or does not appreciate in value, and, at maturity, the notes pay only the stated principal amount of $1,000.

January 2025 Page 3

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount, if any. The supplemental redemption amount will be calculated on the determination date as follows:

(i) $1,000 times (ii) the index percent change times (iii) the participation rate of at least 131%, provided that the supplemental redemption amount will not be less than $0. The actual participation rate will be determined on the pricing date.

The payment due at maturity will not be less than $1,000 per note, regardless of the performance of the underlying index.

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 1,500 and a hypothetical participation rate of 131%. The actual initial index value and participation rate will be determined on the pricing date.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
80.00%	2,700.00	$1,000	$1,048.00	$2,048.00	104.80%
70.00%	2,550.00	$1,000	$917.00	$1,917.00	91.70%
60.00%	2,400.00	$1,000	$786.00	$1,786.00	78.60%
50.00%	2,250.00	$1,000	$655.00	$1,655.00	65.50%
40.00%	2,100.00	$1,000	$524.00	$1,524.00	52.40%
30.00%	1,950.00	$1,000	$393.00	$1,393.00	39.30%
20.00%	1,800.00	$1,000	$262.00	$1,262.00	26.20%
10.00%	1,650.00	$1,000	$131.00	$1,131.00	13.10%
5.00%	1,575.00	$1,000	$65.50	$1,065.50	6.55%
0.00%	1,500.00	$1,000	$0.00	$1,000.00	0.000%
-10.00%	1,350.00	$1,000	$0.00	$1,000.00	0.000%
-20.00%	1,200.00	$1,000	$0.00	$1,000.00	0.000%
-30.00%	1,050.00	$1,000	$0.00	$1,000.00	0.000%
-40.00%	900.00	$1,000	$0.00	$1,000.00	0.000%
-50.00%	750.00	$1,000	$0.00	$1,000.00	0.000%
-60.00%	600.00	$1,000	$0.00	$1,000.00	0.000%
-70.00%	450.00	$1,000	$0.00	$1,000.00	0.000%
-80.00%	300.00	$1,000	$0.00	$1,000.00	0.000%
-90.00%	150.00	$1,000	$0.00	$1,000.00	0.000%
-100.00%	0.00	$1,000	$0.00	$1,000.00	0.000%

January 2025 Page 4

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to an Investment in the Notes

￭The notes do not pay interest and may not pay more than the stated principal amount at maturity. If the index percent change is less than or equal to 0%, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

￭The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “S&P/TSX 60 Index Overview” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

￭The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date. The final index value will be based on the index closing value on the determination date, subject to postponement for non-index business days and certain market disruption events. Even if the value of the underlying index appreciates prior to the determination date but then drops by the determination date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop. Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the index closing value on the determination date, the payment at maturity will be based solely on the index closing value on the determination date.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and

January 2025 Page 5

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

￭Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. See “Hypothetical Payout on the Notes” above.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. will determine the initial index value and the final index value, and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Supplemental Redemption Amount,” “—Calculation Agent and Calculations,” “—Alternate Exchange Calculation in the Case of an Event of Default” and “—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement for equity-linked notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

￭Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. Some of our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value, and, therefore, could increase the value at or above which the underlying index must close on the determination date

January 2025 Page 6

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

before you would receive at maturity a payment that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing value of the underlying index on the determination date, and, accordingly, the amount of cash an investor will receive at maturity.

Risks Relating to the Underlying Index

￭The notes are linked to the S&P/TSX 60 Index and are subject to risks associated with investments in securities linked to the value of foreign equity securities. The notes are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Although the equity securities included in the S&P/TSX 60 Index are traded in foreign currencies, the value of your notes (as measured in U.S. dollars) will not be adjusted for any exchange rate fluctuations. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

￭The notes are subject to currency exchange risk. Because the level of the underlying index is calculated in U.S. dollars and the prices of any stocks underlying the S&P/TSX 60 Index traded in a currency other than U.S. dollars will be converted to U.S. dollars when calculating the level of the underlying index, holders of the notes will be exposed to currency exchange rate risk with respect to the U.S. dollars. Exchange rate movements for a single currency may be volatile and are the result of numerous factors including the supply of, and the demand for, such currency, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor’s net exposure will depend on the extent to which the U.S. dollars strengthen or weaken against the relevant currency.

Of particular importance to potential currency exchange risk are:

oexisting and expected rates of inflation;

oexisting and expected interest rate levels;

othe balance of payments between countries; and

othe extent of governmental surpluses or deficits in the relevant countries.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments in Canada, the United States and other countries important to international trade and finance.

￭Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. Any of these actions could adversely affect the value of the notes. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index on such determination date, the index closing value on the determination date will be an amount based on the values of the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the underlying index.

January 2025 Page 7

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

S&P/TSX 60 Index Overview

The S&P/TSX 60 Index is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is the principal broad market measure for the Canadian equity markets. The S&P/TSX 60 Index has 60 constituents and represents Canadian large capitalization securities, with a view to matching the sector balance of the S&P/TSX Composite® Index. For additional information, see “Annex A −S&P/TSX 60 Index.”

Information as of market close on January 17, 2025:

Bloomberg Ticker Symbol:	SPTSX60
Current Index Value:	1,504.68
52 Weeks Ago:	1,262.30
52 Week High (on 12/6/2024):	1,541.29
52 Week Low (on 2/13/2024):	1,242.10

The following graph sets forth the daily index closing values of the underlying index for each quarter in the period from January 1, 2020 through January 17, 2025. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period. The index closing value of the underlying index on January 17, 2025 was 1,504.68. We obtained the information in the graph and table below from Bloomberg Financial Markets, without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical values of the underlying index as an indication of its future performance, and no assurance can be given as to the index closing value of the underlying index on the determination date.

S&P/TSX 60 Index Daily Index Closing Values January 1, 2020 to January 17, 2025

January 2025 Page 8

Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

S&P/TSX 60 Index	High	Low	Period End
2020
First Quarter	1,069.29	687.27	819.89
Second Quarter	961.68	787.95	934.21
Third Quarter	1,009.30	935.68	967.27
Fourth Quarter	1,050.99	928.90	1,034.76
2021
First Quarter	1,130.83	1,026.60	1,117.15
Second Quarter	1,213.50	1,132.47	1,209.15
Third Quarter	1,245.92	1,187.59	1,203.34
Fourth Quarter	1,309.76	1,203.84	1,286.98
2022
First Quarter	1,336.76	1,250.86	1,322.67
Second Quarter	1,336.07	1,138.99	1,146.43
Third Quarter	1,225.82	1,112.05	1,117.10
Fourth Quarter	1,242.42	1,099.13	1,168.91
2023
First Quarter	1,251.69	1,164.40	1,206.31
Second Quarter	1,248.99	1,170.07	1,214.50
Third Quarter	1,238.36	1,166.25	1,172.66
Fourth Quarter	1,267.40	1,124.58	1,264.83
2024
First Quarter	1,333.70	1,242.10	1,333.70
Second Quarter	1,342.69	1,283.27	1,304.80
Third Quarter	1,439.92	1,309.29	1,438.82
Fourth Quarter	1,541.29	1,434.29	1,482.30
2025
First Quarter (through January 17, 2025)	1,504.68	1,471.02	1,504.68

“Standard & Poor’s®,” “S&P®” and “S&P/TSX 60” are trademarks of Standard & Poor’s Financial Services LLC. For more information, see “Annex A— S&P/TSX 60 Index” below.

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Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Additional Terms of the Notes

Please read this information in conjunction with the terms on the front cover of this document.

Additional Terms:
If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.
Underlying index publisher:	Toronto Stock Exchange or any successor thereof
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:

If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the determination date as postponed.

Equity-linked notes:

All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with this document.

Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Issuer notice to registered note holders, the trustee and the depositary:

In the event that the maturity date is postponed due to postponement of the determination date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the maturity date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the maturity date, the business day immediately preceding the scheduled maturity date, and (ii) with respect to notice of the date to which the maturity date has been rescheduled, the business day immediately following the actual determination date for determining the final index value.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the payment at maturity on or prior to 10:30 a.m. (New York City time) on the business day preceding the maturity date and (ii) deliver the aggregate cash amount due with respect to the notes to the trustee for delivery to the depositary, as a holder of the notes, on the maturity date.

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Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Additional Information About the Notes

Additional Information:
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the payments on the notes. The comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield if the notes were priced on the date hereof. The comparable yield and the projected payment schedule (or information about how to obtain them) will be provided in the final pricing supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.

You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of interest income and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payments that will be made on the notes.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described beginning on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we will hedge our anticipated exposure in connection with the notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in stocks of the underlying index, futures and options contracts on the underlying index and any component stocks of the underlying index listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the value of the underlying index on the pricing date, and, therefore, could increase the value at or above which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the determination date, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these

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Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the determination date approaches. We cannot give any assurance that our hedging activities will not affect the value of the underlying index, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Additional considerations:

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:

Selected dealers and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a sales commission of up to $20 for each note they sell. In addition, selected dealers will receive a structuring fee of $1 for each note from the agent or its affiliates.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the participation rate, such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “Investment Summary” beginning on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. When you read the accompanying product supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley or MSFL will arrange to send you the product supplement for Equity-Linked Notes and prospectus if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated November 16, 2023

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the product supplement for Equity-Linked Notes or in the prospectus.

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Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

Annex A − S&P/TSX 60 Index

The S&P®/TSX indices provide investable indices for the Canadian equity markets. The S&P/TSX 60 Index is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is the principal broad market measure for the Canadian equity markets. The S&P/TSX 60 Index has 60 constituents and represents Canadian large capitalization securities, with a view to matching the sector balance of the S&P®/TSX Composite Index.

Composition and Maintenance

The S&P/TSX 60 Index is maintained by the S&P®/TSX Canada Index Committee (the “S&P®/TSX Index Committee”), which comprises a team of seven, including four members from Standard & Poor’s and three from the Toronto Stock Exchange (“TSX”). The S&P®/TSX Index Committee follows a set of published guidelines for maintaining the index, which are summarized below.

Criteria for S&P/TSX 60 Index Additions. Additions are made on an as-needed basis as determined by the S&P®/TSX Index Committee based on the following criteria:

●Eligibility. Generally, to be eligible for inclusion in the S&P/TSX 60 Index, a company must be a constituent of the S&P/TSX Composite® Index.

●Market Capitalization. Larger companies, in terms of float quoted market value, are considered for the S&P/TSX 60 Index. Size may, however, be overridden for purposes of sector balance as described in last criteria below.

●Float Turnover. As a general guideline, companies with a float turnover of at least 0.35 are selected. This is a guideline only and may be changed at the discretion of the S&P®/TSX Index Committee or for purposes of sector representation as described in the criteria below.

●Sector Representation. The S&P®/TSX Index Committee strives to maintain S&P®/TSX 60 sector weights reflective of the Global Industry Classification Standard (“GICS”) sector weights in the S&P/TSX Composite®. Security selection for the S&P®/TSX 60 index is conducted with a view to achieving sector balance that is reflective of the GICS sector weights in the S&P/TSX Composite®.

Criteria for S&P/TSX 60 Index Removals. Companies that substantially violate one or more of the requirements for continued inclusion, or companies involved in mergers, acquisitions, or significant restructuring such that they do not qualify for inclusion, may be considered for removal. The S&P®/TSX Index Committee endeavors to minimize unnecessary turnover in index membership, and will determine each removal on a case-by-case basis. The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. The timing of removals is at the discretion of the S&P®/TSX Index Committee.

Criteria for S&P/TSX Composite® Index Additions. Additions to the S&P/TSX Composite® index are generally made only as part of the quarterly rebalancing review that occurs each March, June, September and December. Intra-quarter changes are made on an as needed basis. Changes occur in response to corporate actions. A security must meet the following eligibility requirements to be considered for inclusion:

●Market Capitalization. To be eligible, a security must meet the following two criteria: (1) based on the volume weighted average price (“VWAP”) over the last ten trading days prior to the reference date, the security must represent a minimum weight of 0.04% of the index, after including the Quoted Market Value (“QMV”) of that security in the total float-adjusted market capitalization of the index. In the event that any component security has a weight of more than 10% at the reference date, the minimum weights for the purpose of inclusion will be based on S&P®/TSX Capped Composite; and (2) the security must have a minimum VWAP of 1 Canadian dollar over the past three months and over the last ten trading days prior to the reference date.

●Liquidity. Liquidity will be measured by float turnover (total number of shares traded at Canadian and U.S. trading venues in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be at least 0.50

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Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

for eligibility. For dual-listed stocks, liquidity must also be at least 0.25 when using Canadian volume only. For stocks with less than 12 months of trading history (e.g., initial public offerings), the 0.50 liquidity threshold is applied to the available trading history.

●Domicile and Listing. Securities must be domiciled in Canada and listed on the TSX.

●Ineligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts, USD-denominated securities, securities that have not been assigned a GICS, and other securities deemed inappropriate by the Index Committee are not eligible for inclusion in the index. Installment receipts are not eligible for inclusion in the index but can be used in lieu of common share trading history. Securities that are “paper-clipped” combinations of equity and debt, and which can be separated by holders, are not eligible. “Stapled” securities, in which a combination of securities trade as one and cannot be broken apart, are eligible for inclusion. Income Deposit Securities (IDSs), Enhanced Income Securities (EISs) and Income Participating Securities (IPSs) are paper-clipped and, therefore, are ineligible.

Except for spin-offs, to be included in the Eligible Securities Pool, companies must be listed on the TSX for at least six full calendar months as of the reference date prior to the applicable Quarterly Review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX is included in the liquidity calculation.

●Shares Outstanding. The shares counted for index calculation are issued and outstanding shares of a security (rounded to the nearest thousand). This count is float-adjusted to reflect only available shares.

●Buffer Rules. The index will be reviewed quarterly, and component securities that, in the opinion of the S&P®/TSX Index Committee, do not meet the following modified buffer rules with respect to market capitalization and liquidity will be removed: (1) based on the VWAP over the last ten trading days prior to the reference date, the security must represent a minimum weight of 0.025% of the index, after including the QMV of that security in the total float capitalization of the index. In the event that any component security has a weight of more than 10% at the reference date, the minimum weights for the purpose of inclusion will be based on the S&P®/TSX Capped Composite; (2) the security must have a minimum VWAP of 1 Canadian dollar over the past three months; and (3) liquidity, as measured by float turnover (total number of shares traded at Canadian and U.S. trading venues in the previous 12 months divided by float-adjusted shares outstanding at the end of the period), must be 0.25. For dual-listed stocks, liquidity must also be at least 0.125 when using Canadian volume only.

●Sector Classification. Stocks are classified by GICS. S&P® Dow Jones Indices’ global indices provide geographic and economic balance across the 11 GICS® Sectors. These Sectors, consistent across all S&P® Dow Jones Indices, are Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate, and Utilities.

Calculation of the S&P/TSX 60 Index

On any given day, the value of the S&P/TSX 60 Index is the quotient of the total float-adjusted market capitalization of its constituent securities and its divisor. Continuity in S&P/TSX 60 Index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additional and deletions to the S&P/TSX 60 Index, rights issues, share buy-backs and issuances, and spin-offs. The divisor’s time series is, in effect, a chronological summary of all changes in affecting the base capital of the S&P/TSX 60 Index. The divisor is adjusted such that the value of the S&P/TSX 60 Index at an instant just prior to a change in base capital equals the index value at an instant immediately following that change.

License Agreement between Morgan Stanley and Standard & Poor’s Financial Services LLC

Standard & Poor’s Financial Services LLC (“S&P®”) and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P/TSX 60 Index, which is owned and published by S&P®, in connection with the notes.

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Morgan Stanley Finance LLC

Market-Linked Notes due January 27, 2028

Based on the Value of the S&P/TSX 60 Index

The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P/TSX 60 Index to track general stock market performance. S&P®’s only relationship to Morgan Stanley is the licensing of certain trademarks and trade names of S&P® and of the S&P/TSX 60 Index, which is determined, composed and calculated by S&P® without regard to Morgan Stanley or the notes. S&P® has no obligation to take Morgan Stanley’s needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P/TSX 60 Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P®/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P®/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P®/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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